Exhibit 99.80

RIO ALTO DRAWS US$19.5 MILLION FROM RED KITE

For Immediate Release	April 19, 2011

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that it has drawn down US$19.5 million (bringing the total to US$24.5 million) of the US$25 million available under its previously announced Gold Prepayment agreement (the “Prepayment Facility”) with Red Kite Explorer Trust (“RKE”).

These funds will be used to partially finance the expansion of production capacity from 10,000 tonnes to 24,000 tonnes per day of ore to the leach pad at the La Arena gold oxide project. Expansion of the leach pad and processing plant is scheduled to start in May and be completed before the end of 2011. Also scheduled to commence in May is a feasibility study on the copper-gold sulphide deposit at La Arena.

The Company will deliver up to 36,064 ounces of gold commencing in July 2011 in settlement of the Prepayment Facility as follows: 564 ounces per month until October 2012, increasing to 1,127 ounces per month from November 2012 to October 2014. These ounces represent approximately 6% of expected output from the oxide project. The actual monthly delivery of gold ounces will vary by 5% from the amounts stated above for every $100 dollar change in the gold price (up or down) from a base price of $1,150, subject to limits at $1,450 or $950 per ounce.

Rio Alto may prepay gold ounces remaining to be delivered under the Prepayment Facility, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. Rio Alto has granted RKE a charge over the shares it owns of La Arena S.A. as security for the Prepayment Facility.

In addition, RKE has provided Rio Alto with a US$3 million credit facility (the “Credit Facility”) that may be accessed at the Company’s election. The Credit Facility may be drawn upon once and for no less than the full US$3 million amount. If drawn, the Credit Facility would bear interest at 3-month LIBOR plus 6 per cent per annum compounded annually. The Credit Facility would mature in October 2014 and may be prepaid at anytime without penalty.

This news release contains certain forward-looking information including statements concerning the expected timing of gold deliveries and the amount of gold to be delivered to satisfy the terms of the gold prepayment agreement, the expected timing for the expansion of oxide ore production capacity and the start of a copper-gold feasibility study. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

About Red Kite:

Red Kite provides mining companies with project financing and metal off-take agreements for initiation or expansion of mine production. Red Kite operates across the global metals industry from offices in Bermuda, Hong Kong, London, New York, Shanghai and Sydney. Investors in Red Kite funds include college endowments, foundations, family offices, pensions and other institutional investors.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Anthony Hawkshaw
Chief Financial Officer

FOR FURTHER INFORMATION, CONTACT:

Anthony Hawkshaw, CFO & Director	Alejandra Gomez, Investor Relations
Phone: +1 604 628 1401	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.